[Letterhead of Davis Polk & Wardwell LLP]

Francis S. Currie

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2002 tel 650 752 3602 fax frank.currie@davispolk.com

September 29, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Larry Spirgel, Assistant Director
Reid Hooper, Attorney-Adviser
Terry French, Accountant Branch Chief
Sharon Virga, Staff Accountant

Re:	Angie’s List, Inc.
Registration Statement on Form S-1 (File No. 333-176503)
Filed August 25, 2011

Ladies and Gentlemen:

We are submitting this letter on behalf of Angie’s List, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 21, 2011 (the “Comment Letter”) relating to the above-referenced registration statement on Form S-1 of the Company filed August 25, 2011 (the “Registration Statement”) and the prospectus contained therein. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, including the prospectus contained therein. For your convenience, we are providing by overnight delivery to the Staff a courtesy package which includes 10 copies of Amendment No. 1, five of which have been marked to show changes from the filing of the original Registration Statement.

For ease of review, we have set forth below each of the comments numbered 1 through 42, as set forth in the Comment Letter, together with the Company’s responses thereto. All page numbers in the response below refer to Amendment No. 1, except as otherwise noted.

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General

1. Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will include all other required information in a subsequent amendment to the Registration Statement, including but not limited to the price range and size of the offering, with sufficient time for the Staff to review the complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file all exhibits, including your legal opinion, as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will undertake to file the remainder of the exhibits, including our form of legal opinion and the form of underwriting agreement, by amendment as soon as practicable.

3. Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will inform the Staff when the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. The Company confirms that it will ensure that the Staff receives a copy of the letter from FINRA informing the Staff that FINRA has no objections prior to the effectiveness of the Registration Statement.

4. We note references to third party information throughout the prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

Response: In response to the Staff’s comment, the Company is providing to the Staff, under separate cover, a supplemental binder containing (1) marked copies of all third-party research cited in various places in Amendment No. 1 and (2) a table including the cross-references requested by the Staff.

Prospectus Summary, page 1

Our Company, page 1

5. We note your disclosure throughout the prospectus that the rating and review system related to the local service providers is only available to your members. However, we note in the “Frequently Asked Questions” section of your website located at www.angieslist.com, that non-members can also report on and review local service providers. In the sections of the prospectus where you discuss your member rating and review system, please also

3	September 29, 2011

disclose that you do not have to be a member to post reviews on your website. Similar to your member reviews, discuss whether these non-member reviews are also not allowed to be anonymous. Please discuss the effect non-member reviews may have on local service providers’ ratings, if any. Also discuss the effect non-member reviews may have on local service providers’ membership and membership renewal rates. If applicable, provide appropriate risk factor disclosure.

Response: The Company respectfully advises the Staff that non-members may post reviews to Angie’s List and, as of June 30, 2011, non-member reviews constituted less than 2% of all submitted reviews. Like our member reviews, these non-member reviews may not be anonymous. While non-member reviews are available to our members on the relevant service provider’s profile page, these reviews are not considered in determining local service providers’ ratings and we do not believe they affect local service providers’ membership and membership renewal rates. Because non-member reviews represent such a small proportion of the total number of reviews on Angie’s List and are not factored into service provider grades, the Company concluded that discussion of non-member reviews was not sufficiently material to warrant discussion in the box summary. However, in response to the Staff’s comment, the Company has revised the disclosure on pages 11, 20, 72 and 75 to include discussion of non-member reviews.

Market Overview, page 2

6. Please balance the discussion of the inefficiency of the local services market and the efficiency of your service by noting your history of net losses since inception and the competitive landscape of your business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 4.

Summary Consolidated Financial and Other Data, page 8

7. In footnote (2) on pages 9 and 41, please separately state new paid memberships and conversion from unpaid membership upon renewal. Please present the number of memberships dropped during the year to arrive at the totals in footnote (1).

Response: In response to the Staff’s comment and upon further review, the Company has revised the disclosure on pages 9 and 41. The Company deleted the reference to conversions from unpaid memberships upon renewal as being included in gross paid memberships added because they have not been included in the calculation of gross paid memberships added. The Company supplementally advises the Staff that, in contrast to the 355,580 gross paid memberships added in 2010, only 2,777 unpaid memberships converted to paid memberships upon renewal in 2010. Given the relatively few unpaid memberships converting to paid memberships, the Company respectfully submits that this data is not material to potential investors.

Risk Factors, page 10

We have incurred net losses since inception…, page 10

8. Please clarify “foreseeable future.” For instance, does it refer to a period of one, three or five years?

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 10.

Our revenue may be negatively affected if we are required to charge sales tax…, page 17

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9. Identify the current jurisdictions in which you currently charge and collect sales or other transaction taxes in.

Response: The Company respectfully advises the Staff that it does not currently charge or collect sales or other transaction taxes in any state. The Company currently pays sales or other transaction taxes in Missouri, Ohio and Washington, and in 2010 paid sales or other transaction taxes of $100,000. The Company has revised the disclosure on page 17 to clarify this point.

We may suffer liability as a result of our members’ ratings or reviews, page 20

10. To date, clarify whether the company has suffered any material loss due to a claim of defamation.

Response: The Company has revised the disclosure on page 20 to clarify this point.

11. Please also discuss how non-member reviews and reports of local service providers may present risks of litigation, liability for money-damages and injury to your reputation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20.

We have incurred and will continue to incur costs as a result of becoming a reporting company, page 30

12. Please quantify the estimated additional costs you expect to incur as a result of being a public company.

Response: The Company respectfully advises the Staff that while it expects its legal, accounting and other general and administrative expenses to be higher once it is a public company, the Company does not believe it is possible to accurately predict or estimate the amount of additional costs it may incur or the timing of such costs. The increase in legal, accounting and other expenses and the timing of these increases will be affected by numerous variables, the impact of which cannot be predicted with any reasonable degree of certainty. While many of these increased costs relate to public reporting requirements with which the Company has not historically had to comply, including rules of the Commission and the applicable stock exchange and the Sarbanes-Oxley Act, some costs are also generated by the need to develop additional infrastructure to support the Company’s growing business. The Company respectfully submits that the cost increase is driven by both anticipated public company costs and the inherent costs of a growing business. Therefore, attempting to allocate specific quantities of expenses to one or the other cause is necessarily speculative and potentially misleading.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Overview, page 42

13. We note your risk factor disclosure on pages 10 and 11. Discuss in this section why you believe there is a lag in your ability to leverage increased penetration in a market into increased advertising rates. Given the significant increase in your marketing expenses through your national advertising strategy, investors should be aware of any negative trends related to your business. For purposes of disclosure, provide a comparison of your average contract term for your participating service providers in prior periods with the average contract term of 13.7 months as of June 30, 2011. Discuss whether you believe the average contract term going forward will be shorter than the most recent 13.7 months term.

5	September 29, 2011

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43. The Company supplementally advises the Staff that the average term of service provider contracts in effect at the end of the periods presented in the consolidated financial statements historically has varied, principally due to changes in the Company’s commission structure over time. The average term of its service provider contracts was 13.8 months as of December 31, 2008, 14.6 months as of December 31, 2009, 15.3 months as of December 31, 2010 and 13.7 months as of June 30, 2011. The Company included the data as of June 30, 2011 primarily to provide investors an understanding of its average service provider contracts and the general effect on its ability to raise advertising rates with increased market penetration. The Company respectfully submits that the variability by period would not be meaningful to investors as it does not reflect any consistent trend, and historically has varied principally due to factors within the Company’s control.

14. We note your discussion of your membership and service provider revenue trends and your progress in executing your expansion plans. Please expand both discussions to address how management believes these factors will eventually lead to the company’s profitability. For example, discuss whether profitability is dependent upon marketing expense increasing at a lower rate than an increase in paid memberships or service provider revenue or whether marketing expense is expected to decline as penetration rates within existing or new markets increase.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43.

15. We note your disclosure that you invite local service providers with an average grade of “B” or better and at least two “current” reviews to advertise to your members. Please clarify what you mean by “current.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 76.

Market Cohort Analysis, page 43

16. We note your disclosure that in 2010 you began to offer members in more “penetrated” markets the opportunity to purchase only those segments of Angie’s List that are “most relevant to them.” Discuss why this opportunity is only available to your more “penetrated” markets. Please also discuss whether you anticipate offering this opportunity to your members in all of the markets in which you operate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 44.

Key Operating Metrics, page 45

Gross paid memberships added, page 45

17. When discussing gross paid memberships added per period, please also separately quantify the specific number of new paid memberships added and the specific number of conversions from unpaid memberships upon renewal for each period presented.

Response: In response to the Staff’s comment and upon further review, the Company has revised the disclosure on page 45. The Company deleted the reference to conversions from

6	September 29, 2011

unpaid memberships upon renewal as being included in gross paid memberships added because they have not been included in the calculation of gross paid memberships added. Please also refer to the response to comment 7.

Results of Operations, page 49

18. Your results of operations discussion appears to be a mechanical recitation of your financial statements. Revise to provide not only a “discussion,” but an “analysis” of historical information as well as known trends, demands, commitments, events or uncertainties that are reasonably likely to affect future performance. Accordingly, please revise your disclosure to clearly explain and quantify each material factor that contributed to the reported changes in revenue and related costs for the periods presented, providing insight into the underlying business drivers or conditions that contributed to the changes. For further guidance, please refer to Item 303 of Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 50 through 52.

Comparison of the six months ended June 30, 2010 and 2011, page 50

Revenue, page 50

19. Please discuss how much the average membership fees per paid membership decreased for the six months ended June 30, 2011.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 50 and 53.

Marketing, page 51

20. We note your marketing expense increased by $13.8 million, or 89%, for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. In addition, we note your disclosure that the significant increase was primarily due to an increase in national television spending. Please quantify your national television expense for the period presented. Please discuss whether you believe your marketing expenses going forward will continue to be primarily focused on national television spending.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 54.

Liquidity and capital resources, page 59

21. Please expand your discussion with respect to your cash flows provided by (used in) your operating, financing and investing activities to describe any known trends, demands, events or uncertainties that are reasonably likely to have material effects on your liquidity in the future. This includes identifying any items that are the primary underlying drivers in contributing to uncertainty or variability in your cash flows. We note your disclosure that you anticipate you will continue to incur net losses and use cash in operating activities for the foreseeable future. Please also clarify “foreseeable future.”

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Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 59 and 61.

Stock-Based Compensation, page 63

22. For your stock options granted after February 2011, please revise to disclose in more detail how you considered the occurrence of events that should have had a positive impact on the price of your stock including the 2011 first quarter revenues, significant increase in memberships and service providers and initiation of the IPO process. Please also revise your discussion of the valuation of restricted stock grants and common stock on page 67 to disclose in more detail how you considered the rising revenues, expanded markets and increase in memberships and service providers in arriving at your value of $61.02 per share.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 67 and 68.

23. Discuss each significant factor contributing to the difference between the fair value of the common stock as of the date of each grant for the options and restricted stock awards and the estimated IPO price.

Response: The Company acknowledges the Staff’s comment and confirms that it will include, in a subsequent amendment to the Registration Statement, responsive disclosure upon determination of the range of the offering price.

Business, page 69

Our Company, page 69

24. We note your risk factor disclosure on pages 11 and 12. Expand your disclosure to discuss how local service providers maintain superior service ratings.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75.

25. We note that in 2010 37% of your members wrote a review on at least one service provider. If known, please provide the percentage of non-member reviews provided.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75.

26. Disclose how often a member can post a review on a single service provider. Also discuss whether you screen the member reviews before they are posted on your list.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75.

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27. Discuss whether you solicit reviews from your paid members in more established and penetrated markets. We note disclosure on page 42 that in order to establish a new market, you offer free memberships and actively solicit members’ reviews of local service providers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 73.

28. Please describe whether you charge service fees to your local service providers as administrative costs for listing on your website.

Response: The Company respectfully advises the Staff that it does not charge service fees to local service providers as administrative costs for listing on its website. As described in further detail on page 76, a local service provider is not required to purchase anything from the Company to be included on the Company’s website or to manage its online profile.

The Angie’s List Solution, page 71

29. Please discuss how members search for local service providers on your list. Depending on the service provided, describe how the local service providers are prearranged in each category. For instance, are they arranged through alphabetical order, ratings, etc.? Please describe whether service providers with similar grades can pay for more prominent listing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75.

Management, page 78

Director Compensation, page 83

30. Please revise your director compensation disclosure to provide singular tabular disclosure pursuant to Item 402(k) of Regulation S-K. Please provide the name of each director in the table as required by Item 402(k)(2)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 84 to more clearly reference the tabular disclosure of director compensation. The Company respectfully notes that it has provided tabular disclosure of all 2010 director compensation for each director pursuant to Item 402(k) of Regulation S-K on page 84 under “2010 Director Compensation.”

Executive Compensation, page 85

Annual Cash Incentives, page 89

31. Clarify whether only specific metrics are assigned for specific named executive officers. For example, Ms. Hicks Bowman’s bonus seemed tied to growth in net paid memberships. Clarify whether that was predetermined or whether other metrics were also considered.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91.

Summary Compensation Table, page 93

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32. We note your disclosure on page 92 that Mr. Oesterle had a “long-term bonus” program for 2010 that would result in an annual grant of equity awards following the end of the year, subject to the compensation committee’s review of performance in 2010. We note the award for Mr. Oesterle was paid in early 2011 in the form of stock options but that it is not reflected in the Summary Compensation Table. However, if relevant performance measures are satisfied during the particular fiscal year in mention, the earnings are reportable for that fiscal year, even if not payable until a later date. As a result, please revise your Summary Compensation table for 2010 compensation figures to include the “long-term bonus” award in the form of stock options for Mr. Oesterle. Please refer to Instruction 1 to Item 402(c)(2)(vii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 93 and 95 through 97.

Lock-up agreements, page 117

33. Please file copies of any lockup agreements as exhibits to the registration statement.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company will file a form of lockup agreement as an attachment to Exhibit 1.1 (Form of Underwriting Agreement) as soon as it is available.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

General

34. We note that you generate revenues from members and service providers. Describe for us the reports provided to your chief operating decision maker and tell us how you applied the guidance in ASC 280-10-50 in determining whether you have more than one operating segment. If you have aggregated operating segments, please disclose this fact and provide us with your analysis of the aggregation criteria.

Response: The Company respectfully advises the Staff that on a monthly basis the Company provides the following reports to its chief operating decision maker: consolidated balance sheet, consolidated statement of operations and consolidated statement of cash flows; service provider revenue, which includes revenue for certain markets and by cohort; membership revenue, which includes revenue for certain markets and by cohort; and other operational data, including membership totals, service provider totals and renewal rates of members and service providers.

While the Company has two primary revenue streams and provides its chief operating decision maker with revenue results by revenue source for certain markets and by cohort for the periods presented, the Company does not track or review discrete financial results, including operating income (loss) or net income

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(loss), by revenue source and thus this information is not available to provide to our chief operating decision maker. Additionally, such financial information is not used in making operating decisions or allocating resources. Therefore, the Company does not consider its revenue streams to be separate operating segments for reporting purposes and, in accordance with ASC 280-10-50-1, the Company has concluded that it has one operating segment.

1. Summary of Significant Accounting Policies, page F-7

General

35. Please expand Note 1 to include your accounting policy for capitalization of customer acquisition costs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-10.

Revenue Recognition and Deferred Revenue, page F-8

36. Tell us in detail about your basis for amortizing enrollment fees over a membership life of 60 months for annual or multi-year enrollments and 13 months for monthly enrollments. Tell us your basis for assuming that memberships decline uniformly over the period as evidenced by your use of the straight line method. Also tell us the amount of enrollment fees received and the amount of enrollment fees recognized as revenue in each period presented.

Response: The Company respectfully advises the Staff that based on the Company’s analysis of historical membership data, the Company has determined that the average life of annual or multi-year memberships is 60 months, while the average life of monthly memberships is 13 months. The Company is recognizing the nonrefundable initiation fee over the aforementioned time periods on a systematic basis, which has been determined to be straight line as it is our best estimate and there is no other basis which can be reliably determined. The amounts of nonrefundable initiation fees received were $1,593,000, $1,576,000 and $2,447,000 for the years ended December 31, 2008, 2009 and 2010, respectively, and $1,179,000 and $999,000 for the six months ended June 30, 2010 and 2011, respectively. The amounts of nonrefundable initiation fees recognized as revenue were $923,000, $1,174,000 and $1,549,000 for the years ended December 31, 2008, 2009 and 2010, respectively, and $706,000 and $944,000 for the six months ended June 30, 2010 and 2011, respectively.

Unaudited Pro Forma Balance Sheet and Pro Forma Loss per Common Share, page F-8

37. You disclose on page 7 that you will pay accrued dividends in connection with the conversion of preferred shares. Please disclose the amount of accrued dividends and clarify how you have presented the dividend payment in the pro forma information. Also, make similar revisions to the pro forma information presented in selected financial data at page 41 and elsewhere in the document.

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Response: In response to the Staff’s comment and upon further review, the Company has revised the disclosure on page 7. The Company deleted the reference to the payment of accrued dividends upon conversion of preferred shares because there are no accrued dividends to be paid upon such conversion.

38. You disclose in Note 11, Convertible Preferred Stock, that there are no scheduled dividends on any series of preferred stock, unless declared by the Board of Directors and paid on all common and preferred stock. Please clarify whether you will also pay dividends on common stock and reflect this in the pro forma information, if applicable.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company has no scheduled dividends on any series of preferred stock or common stock.

Data Acquisition Costs, page F-9

39. Please tell us your rationale under the accounting literature for capitalizing and amortizing data acquisition costs over a three year period. It appears from your discussion on page 63 that third party research companies are conducting the research on your behalf. Please describe in detail the nature and type of costs included in data acquisition costs. Provide us with an analysis of the length of time your various service providers have continued to advertise with your company. We note your disclosure on page 72 that 51% of your service providers who participated in your promotions at the beginning of 2008 were still participating at the beginning of 2011. This disclosure does not appear to support a three year amortization period if the costs are capitalized.

Response: The Company respectfully advises the Staff that the Company contracts with third-party market research companies to obtain consumer reports regarding service providers to expand its content offerings within new and existing markets and also purchases aggregated identification and contact information for service providers in its markets. The fees paid for this data include costs incurred by the third party to contact local consumers, as well as gather and record data about service providers obtained from consumers via telephone marketing research and direct mailings.

As the Company acquires the market research data to develop content for use by its members, it owns the content and has control over its use. As members pay fees to access the content, a clear relationship exists between the content (asset) and the revenues earned by the Company (future benefit to the owner). Furthermore, the amount of the asset is clearly measured based upon the fees paid to external third parties for the content.

The market research data was capitalized as data acquisition costs by the Company after consideration of ASC 350-30-25-4, as they were acquired in a transaction other than a business combination.

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The Company amortizes these data acquisition costs over the period the information is expected to be useful to its members. The Company has estimated this period to approximate three (3) years, which is the time period during which a review is considered “current” and factors into the overall rating of a service provider. With respect to the Staff’s question regarding the length of time service providers have continued to advertise with the Company, the Company respectfully submits that service provider advertising is unrelated to the acquired data’s usefulness to the Company’s members and is thus not factored into the amortization period for such data acquisition costs.

40. Expand the disclosure of data acquisition costs on page 63 to discuss the method you use to evaluate the recoverability of capitalized costs. Also, discuss the significant estimates and assumptions involved in your assessment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64.

Sales Commissions, page F-10

41. Disclose how you evaluate deferred commission expense for recoverability. Also, discuss the methodology and significant estimates and assumptions in your disclosure of critical accounting policies on page 62. Tell us how you applied the guidance in the accounting literature in determining your accounting policy.

Response: The Company respectfully advises the Staff that commission expense from the sale of service provider advertisements is recognized ratably over the term of the associated advertisement. Deferred commission is evaluated for recoverability based on the cash flows directly attributable to the respective service provider contract. The Company does not believe there are significant estimates or assumptions within the Company’s accounting policy for deferred commission expense and thus we have not identified it as a critical accounting estimate.

Sales and Use Tax, page F-11

42. Please expand to disclose your financial reporting for sales and use taxes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-11.

13	September 29, 2011

The Company acknowledges the following and will also include acknowledgment of the following in any request for acceleration of the effective date of the Registration Statement:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company confirms that it will provide the Staff ample time to review any amendment prior to the requested effective date of the Registration Statement.

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We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2002 with any questions you may have respecting the foregoing.

Very truly yours,

/s/ Francis S. Currie
Francis S. Currie, Esq.

Enclosures

cc:	Mr. William S. Oesterle, Angie’s List, Inc.

Mr. Robert R. Millard, Angie’s List, Inc.

Mr. Martin A. Wellington, Esq., Davis Polk & Wardwell LLP

Mr. Christopher Kaufman, Esq., Latham & Watkins LLP

Mr. Tad Freese, Esq., Latham & Watkins LLP